Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

ANALEX CORPORATION

(Name of Subject Company)

ANALEX CORPORATION

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.02 PER SHARE

(Title of Class of Securities)

032653107

(CUSIP Number of Class of Securities)

Sterling E. Phillips, Jr.

Chairman of the Board and Chief Executive Officer

Analex Corporation

2677 Prosperity Avenue, Suite 400, Fairfax Virginia 22031

(703) 852-4000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

With a Copy to:

Stuart A. Barr, Esq.

John B. Beckman, Esq.

Hogan & Hartson L.L.P.

555 13th Street, N.W.

Washington, D.C. 20004

(202) 637-5600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached below is a press release, dated January 20, 2007, by Analex Corporation, a Delaware corporation (the “Company”) announcing it has signed a definitive merger agreement (the “Merger Agreement”) to be acquired by QinetiQ North America Operations, LLC, a Delaware limited liability company.

NEWS RELEASE

2677 Prosperity Avenue Suite 400 Fairfax, Virginia 22031 Tel: (703) 852-4000 Fax: (703) 852-2200 www.analex.com	Release: IMMEDIATE For: ANALEX CORPORATION (Symbol: NLX)

Contact:	Amber Gordon (703) 852-1392

ANALEX ANNOUNCES MERGER AGREEMENT WITH QINETIQ

Fairfax, VA, January 20, 2007 – ANALEX CORPORATION (Amex: NLX), a leading provider of mission-critical professional services to U.S. federal government clients, today announced that it has signed a merger agreement with QinetiQ North America Operations LLC, a leading technology development and technical services company and a subsidiary of the British firm, QinetiQ Group plc. Under the terms of the merger agreement, QinetiQ will commence a cash tender offer to acquire all of Analex’s outstanding shares of common stock for $3.70 per share. The merger agreement has been approved by the boards of directors of both companies.

Following completion of QinetiQ’s tender offer, any remaining shares of Analex common stock will be acquired by QinetiQ in a cash merger at the same per share price. The transaction will result in Analex becoming a wholly owned subsidiary of QinetiQ North America. The transaction is subject to customary conditions, including the receipt of regulatory approvals and the tender of at least the majority of the outstanding Analex shares.

Sterling Phillips, Analex’s Chairman and Chief Executive Officer, stated, “The merger with QinetiQ provides a significant premium over the current trading price of Analex common stock. The Board of Directors believes the transaction maximizes the value of Analex to stockholders. We believe the size, growth and global competitiveness of QinetiQ also provide excellent opportunities for Analex’s employees and customers.”

Commenting on the agreement, QinetiQ North America’s Chief Executive Officer Duane Andrews said, “Analex promises to be an excellent addition to the QinetiQ North America business profile, providing important new customer relationships within the security agencies, the Department of Defense and NASA as well as broadening our existing service offerings.” He continued, “Analex will further enhance QinetiQ North America’s position of being able to bid for a wider range of significant opportunities in the defense and security market place in North America.”

The Board of Directors of Analex and the Special Committee of the Board formed for purposes of this transaction each have unanimously approved the transaction and will recommend the transaction to the stockholders of Analex. Analex Corporation is being represented in this transaction by BB&T Capital Markets | Windsor Group, a division of Scott & Stringfellow, Inc., as its exclusive sell-side advisor and provided a fairness opinion relating to the transaction. Raymond James & Associates, Inc. also provided a fairness opinion relating to the transaction.

More . . .

Analex: Announces Merger Agreement with QinetiQ

January 20, 2007

Notice to Investors

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The tender offer for Analex’s outstanding common stock described in this press release has not commenced. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement and a solicitation and recommendation statement filed with the Securities and Exchange Commission. The tender offer statement (including an offer to purchase, a letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information and should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to all stockholders of Analex at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site at http://www.sec.gov.

About QinetiQ North America

QinetiQ North America (“QNA”) provides world class technology and responsive solutions to U.S. Government customers. QNA has over 3,000 engineers and technologists working in partnership with its customers to develop innovative technology solutions to meet the challenges of national defense, homeland security, and information access. Strengthened by the legacy of its previous acquisitions of Apogen Technologies, Foster-Miller, Planning Systems, and Westar Aerospace and Defense Group, QinetiQ North America proudly serves customers in the areas of System Engineering and Technical Support, Information Technology Services, and Technology Development. QinetiQ North America is a wholly-owned subsidiary of QinetiQ, one of the world’s leading defense and security technology companies. QinetiQ was founded from the world’s first top flight national defense laboratory (UK Ministry of Defense, Defense Evaluation and Research Agency). QNA’s affiliation with QinetiQ gives customers access to the output of 50 years of national investment at the forefront of technology.

About QinetiQ

QinetiQ (pronounced ki’ ne tik as in ‘kinetic energy’) is a leading international defense and security technology company. Founded in July 2001 from the majority of the Defence Evaluation and Research Agency (DERA), the laboratories of the UK Ministry of Defense (MOD), QinetiQ today has over 11,400 employees in the UK and U.S., who deliver technology-based services and solutions. QinetiQ North America, operated under a separate U.S. proxy Board, has also acquired the U.S. businesses of Apogen Technologies, Inc., Foster-Miller Inc and Westar Aerospace & Defense Group. These businesses have subsequently made further acquisitions to date that include Planning Systems Inc and Ocean Systems Engineering. QinetiQ shares trade on the London Stock Exchange under the symbol “QQ.” Visit www.QinetiQ.com for further information.

About Analex

Analex (www.analex.com) specializes in providing intelligence, systems engineering and security services in support of our nation’s security. Analex focuses on developing innovative technical approaches for the intelligence community, analyzing and supporting defense systems, designing, developing and testing aerospace systems and providing a full range of security support services to the U.S. government. The Company’s stock trades on the American Stock Exchange under the symbol NLX.

Analex: Announces Merger Agreement with QinetiQ

January 20, 2007

PLEASE NOTE: Statements in this press release relating to the proposed transaction, and other statements relating to the businesses of the companies, their plans, strategies, economic performance and trends and other statements , including statements containing the words “anticipate,” “believe,” “could,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” and “will,” and similar expressions which are not descriptions of historical facts are forward-looking statements under the provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by these statements. In addition to those risks specifically mentioned in the reports filed by the Company with the Securities and Exchange Commission (including the Company’s Form 10-K for the most recently completed fiscal year), such risks and uncertainties include, but are not limited to: the Company’s dependence on contracts with U.S. federal government agencies, particularly within the U.S. Department of Defense and NASA, for substantially all of our revenue; changes in the spending priorities of the federal government; government contract procurement and termination risks; competitive factors such as pricing pressures and/or competition to hire and retain employees (particularly those with security clearances); the likelihood of success in growing the Company’s business through acquisition or otherwise, including the risk that the expected benefits of the acquisition may not be realized; growth in the government contracting arena and in the economy in general. These forward looking statements reflect the Company’s current beliefs; however developments and events subsequent to this document are likely to cause these statements to become outdated. We undertake no obligation to update these forward-looking statements to reflect new information, future events or otherwise, accept as provided by law.

# # #

Attached below is an email, dated January 20, 2007, distributed by Amber Gordon, the investor and media relations representative of the Company, to the directors, certain employees, principal stockholders of, and advisors to, the Company, announcing that the Company had issued a press release regarding the Company’s merger with a subsidiary of QinetiQ North America Operations, LLC.

To All,

This morning Analex announced that it has signed a merger agreement with QinetiQ North America Operations LLC, a leading technology development and technical services company and a subsidiary of the British firm, QinetiQ Group plc. The transaction will result in Analex becoming a wholly owned subsidiary of QinetiQ North America. Attached please find the full press release regarding the announcement.

Under the terms of the merger agreement, QinetiQ will commence a cash tender offer to acquire all of Analex’s outstanding shares of common stock for $3.70 per share.

As Sterling said, “The merger with QinetiQ provides a significant premium over the current trading price of Analex common stock. The Board of Directors believes the transaction maximizes the value of Analex to stockholders. We believe the size, growth and global competitiveness of QinetiQ also provide excellent opportunities for Analex’s employees and customers.”

Congratulations to all —

Thank you,

Amber

Attached below is an email, dated January 20, 2007, distributed by Sterling E. Phillips, Jr., Chairman and Chief Executive Officer of the Company, to the Company’s senior management, announcing that the Company has entered into the Merger Agreement.

Earlier today (Jan. 20), Analex signed the merger agreement to be acquired by QinetiQ North America, the U.S. subsidiary of the British defense firm, QinetiQ Group plc (www.qinetiq.com). A press release went out this morning.

This will result in a tender offer (TO) process whereby shareholders will be asked to sell (tender) their shares to QinetiQ for $3.70 per share. This process is expected to start in about 10 days and there will be detailed public filings with information on the merger and the TO process. The TO process will run for a minimum of 20 business days. In parallel, we will be seeking several required regulatory approvals for the merger. Actual closing of the merger will occur after the TO process is complete and all approvals have been received. My estimate is that the earliest closing might occur is the beginning of March and the regulatory approval process could extend that timeline.

In this period between signing the merger agreement and closing, certain of our activities fall under government regulations for TO processes. For example, any written communication from the company (including from you as executives of the company) regarding the transaction must be filed with the SEC the same business day and will be publicly disclosed. This email, for example, will be filed. Consequently, we must be thoughtful about such communication and get appropriate legal reviews before sending it. In order to insure that we fully comply with this requirement, all written communications regarding the transaction must be approved by Mike Stolarik, Wayne Grubbs or me in advance.

Your most urgent priority is to meet with your employees and customers to answer their questions and explain how this process will unfold. Employees need to remain focused on serving our customers and the customers need to understand our commitment to them is unchanged. QinetiQ North America (QNA) shares Analex’s commitment to the highest level of customer service and to being one of the most attractive employers in our industry. In the coming days, we will send written materials to employees’ homes with additional information about the merger and answers to some of their questions. Throughout this process, please contact Mike, Wayne or me with any questions, concerns or other issues raised by customers or employees.

On behalf of the Board of Directors and shareholders of Analex, I want to congratulate and thank you for your contribution to building the company we have today. This merger is in the best interests of our stockholders and delivers real value. You have helped make that possible. I look forward to working with you in the coming weeks to manage this transition period and to make this merger a success. Please feel free to call me with any questions or concerns.

Thanks,

Sterling